Trio Petroleum Corp.

4115 Blackhawk Circle, Suite 100

Danville, CA 94506

February 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Trio Petroleum Corp.
Registration Statement on Form S-1
Initially Filed January 29, 2024
File No. 333-276751

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trio Petroleum Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:00 p.m. ET on Friday, February 9, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael L. Peterson
Michael L. Peterson, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP